April 9, 2014

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:  Larry Spirgel, Assistant Director

Re:

Symbid Corp.

Amendment No. 1 to Current Report on Form 8-K

Filed March 13, 2014

File No. 333-177500

Dear Mr. Spirgel:

On behalf of our client, Symbid Corp. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. Maarten van der Sanden, Chief Financial Officer of the Company, dated March 21, 2014 (the “Letter”).  The Company concurrently is filing Amendment No. 2 (the “Amendment”) to the Company’s Current Report on Form 8-K originally filed with the Commission on December 12, 2013, as amended by Amendment No. 1 filed on March 13, 2014, which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company.  Please note that, unless otherwise indicated, the responses are based on information provided to us by the Company.  In addition, we are enclosing with the copy of this letter being sent to you by email a black lined copy of the Amendment marked against the initial Form 8-K as amended by Amendment No. 1.

General

1.

We have examined the materials you sent us with respect to comment 1 in our letter dated January 8, 2014. However, we are unable to locate sources for all the factual references made in your Form 8-K. For example, we cannot locate the source of the chart “Total Startup Investments in US by Source of Funding” found on page 12, nor the Kickstarter webpages referred to in your response. Please provide us with clearly marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support.

Response:  In response to the Staff’s comment, we have submitted separately by email the relevant pages of the Amendment with cross references to the source documents containing the original references.  Note that with respect to the Kickstarter references, the 8-K includes hyperlinks to the source documents that contain the original references.

Completion of Acquisition or Disposition of Assets, page 5

Share Exchange Agreement, page 5

2.

In response to comment 3, you disclose on page 5 that Symbid Holding B.V. was introduced to the company by Montrose Capital Limited. Please disclose the relationship between Montrose Capital and the company and between Montrose Capital and Symbid Holding B.V. Disclose when Symbid Holdings B.V. and the company were introduced.

Response:  In response to the Staff’s comment, the Company has added disclosure in the Amendment relating to these items.

3.

You also disclose on page 5 that FireRock Capital, Inc. and Montrose Capital Limited both owned shares of your common stock at the time of the closing of the Share Exchange. With a view to disclosure, please tell us when and how FireRock Capital, Inc. and Montrose Capital Limited acquired their shares in the registrant.

Response:  In response to the Staff’s comment, the Company has added disclosure in the Amendment relating to these items.

April 9, 2014

4.

Please provide the disclosure required by Item 404(c) of Regulation S-K with respect to all promoters.

Response:  In response to the Staff’s comment, the Company has provided disclosure with respect to Ms. Holli Morris, to the knowledge of the Company’s present management, the Company’s only “promoter.”

Split-Off, page 7

5.

We note your response to comment 4. Please clarify in your disclosure the value of the assets and liabilities that were transferred to the special-purpose subsidiary whose ownership was assumed by Holli Morris at the time of the split-off. We note that the balance sheet for the fiscal year ended August 31, 2013, found in the company’s Form 10-K for that year, indicates total liabilities of $48,199. Furthermore, please affirmatively state, if true, that Ms. Morris received no consideration in connection with the transactions leading up to and including the Share Exchange for setting up a reporting shell company that could be used in a reverse merger by giving up her management positions, cancelling her shares constituting over 90% of the company’s shares, assuming the company’s liabilities and retaining no holdings in the company after the Share Exchange.

Response:  In response to the Staff’s comment, the Company has added disclosure clarifying the value of the assets and liabilities of the split-off. The Company’s current officers and directors have no knowledge relating to the last sentence of the Staff’s comment 5 above.

6.

We note your response to comment 5. Please identify in your response the former sponsor of the share exchange and explain how he was a sponsor.

Response:  In response to the Staff’s comment, we note that the person who agreed to lock up 1,000,000 shares of the Company’s stock is Mark Tompkins, principal of Montrose Capital Limited, the former sponsor of the Share Exchange.  The Company has added this disclosure to the Amendment.

Description of Business page 10

7.

Please provide disclosure that explains in detail how your crowdfunding platform works (providing examples) and how the organizational structure of Symbid Coöperatie U.A. forms the basis for the crowdfunding operation.

Response:  In response to the Staff’s comment, the Company has added disclosure in the Amendment explaining how the Symbid crowdfunding platform operates.

Symbid’s History and Structural Overview, page 10

8.

In the fifth paragraph you state that Symbid B.V. derives all its income through revenue streams from Symbid Coöperatie U.A. In the following paragraph, however, you state that approximately 46.7% of Symbid B.V.’s revenues in the year ending December 31, 2012 were derived from the VIE. Please revise to clarify this apparent discrepancy.

Response:  In response to the Staff’s comment, the Company has revised and clarified the wording in the referenced paragraph in the Amendment.

9.

Please disclose the percentage of Symbid Coöperatie’s revenues the fees paid to Symbid B.V. represent.

Response:  In response to the Staff’s comment, the Company has revised the relevant disclosure to provide the information requested by the Staff.

April 9, 2014

10.

In response to comment 8, you disclose on page 11 that Symbid IP foundation holds common law trademarks. Please explain the rights afforded common law trademarks in the Netherlands and what protections they provide in the Netherlands and elsewhere.

Response:  In response to the Staff’s comment, the Company has revised the disclosure relating to the IP held by Symbid IP Foundation.

Market Need – The Problem Definition, page 11

11.

Since your operations are currently limited to the Netherlands and parts of Europe, please remove the table regarding the total startup investments in the United States by source of funding. Please focus your discussion on the markets you serve.

Response:  In response to the Staff’s comment, the Company has removed the table and related descriptive paragraph.

License related revenues, page 16

12.

Please clarify, if true, that Symbid intends to sublicense Symbid IP Foundation’s platform to other partners.

Response:  In response to the Staff’s comment, the Company has revised the referenced disclosure in the Amendment to clarify its sublicense intentions.

Professional “Reliable and trustworthy” Product strategy, page 17

13.

Please provide further support for your statement that “As a result of more than 3 years of experience building its products, Symbid believes that its technology infrastructure is one of the most sophisticated crowdfunding platforms in the world.” In the alternative, revise or delete the statement. In this regard, we note the limited number of fundings completed using your platform and the tailoring of your operations to meet Dutch regulatory requirements.

Response:  In response to the Staff’s comment, the Company has deleted the questioned statement and revised the related disclosure in the Amendment.

The Proposed Acquisitions of Gambitious B.V. and Equidam Holding B.V., page 20

14.

Please revise to clarify why you recently sold a significant interest in Gambitious B.V. only months before your planned acquisition of 100% that entity. Disclose the consideration you received from the sale.

Response:  In response to the Staff’s comment, the Company has added disclosure to explain why it sold interests in Gambitious BV.

History and Organizational Structure, page 22

Symbid B.V., page 22

15.

We note your response to comment 23. Please revise your disclosure throughout your filing to clarify that Symbid B.V. now has an indirect ownership interest of 46% in Gambitious Coop and 13.05% in Gambitious B.V.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in the Amendment as requested by the Staff.

April 9, 2014

Symbid Coöperatie U.A., page 22

16.

You disclose that Symbid Coöperatie U.A. pays licensing fees to Symbid B.V. for the use of the Symbid crowdfunding platform. Please clarify this statement in light of the fact that Symbid Coöperatie U.A. owns the intellectual property underlying Symbid B.V.’s crowdfunding platform.

Response:  In response to the Staff’s comment, we note that the Symbid crowdfunding platform intellectual property is owned by Symbid IP Foundation. Symbid IP Foundation licenses the technology to Symbid. Holding B V. which, in turn, sublicenses the technology to Symbid B.V. which sublicenses to Symbid Coöperatie U.A.  This information is disclosed on page 12 of the Amendment.

17.

We note your response to comment 26. Please tell us how you are accounting for the $30,000 (€22,996) one-time subsidy from the Dutch government to “defray operational costs”. Specifically, clarify whether the subsidy is being recognized as revenue or a reduction in operating expenses.

Response:  In response to the Staff’s comment, the Company has added disclosure to the Amendment explaining the basis for the accounting for the government subsidy.

Regulatory Framework, page 25

18.

In response to comment 6, you disclose on page 11 that “Symbid B.V. determined that its crowdfunding operations in the Netherlands would be best served by operating through Symbid Coöperatie U.A… because it removes the regulatory burden and additional costs that otherwise might have been imposed on Symbid B.V. if it were deemed to be a broker-dealer offering securities for sale to the public.” Please discuss with specificity why you believe Symbid Coöperatie U.A. would not be deemed to be a broker-dealer under Dutch law.

Response:  In response to the Staff’s comment, the Company has added the requested disclosure to the Amendment.

19.

We note that your platform has been available to European investors since May 2012, twenty percent of investors have been located in European countries and you intend to expand your crowdfunding platform into Europe. Please address the regulations applicable to crowdfunding in Europe. Also explain why changes in regulations within the European Union governing your operations, specifically relating to the sale of securities to the public, could negatively affect your business, per your risk factor on page 28.

Response:  In response to the Staff’s comment, the Company has added the requested disclosure in the Regulatory Framework section and in the referenced risk factor in the Amendment.

20.

We note your response to comment 32. Please provide your analysis of why you would not be required to file your agreement with InterSolve as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Please note that, if appropriate, you may submit a request for confidential treatment of specified portions of the agreement pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

Response:  In response to the Staff’s comment, the Company believes that it is not required to file its agreement with Intersolve as an exhibit because the agreement falls within the exemption provided by Subsection (ii) of Item 601(b)(10) of Regulation S-K.  The Company believes that the Intersolve agreement is a type of agreement that ordinarily accompanies the kind of business it is conducting with its crowdfunding platform in The Netherlands. The Intersolve agreement is in the nature of an escrow or trust agreement that normally accompanies private placement fund raising activities where the company facilitating the private placement is not registered as a broker dealer that can handle investor funds and, thus, must immediately forward such funds or arrange for such funds to be directly deposited with a third party escrow agent or trust company.  Further, the agreement with Intersolve does not fall within any of the four categories itemized within Subsection (ii) of Item 601(b)(10) of Regulation S-K that would require filing of the agreement.  That is, none of the officers, directors or five percent stockholders of the Company, Symbid Holding B.V. or any of its affiliates is a party to the agreement, Symbid’s business is not substantially dependent on the contract with Intersolve as it does not provide revenues to any of the Symbid affiliates, it does not relate to the acquisition or sale of property, plant or equipment and it does not relate to a material lease.

April 9, 2014

We also note that Symbid has informed us that it is prohibited from filing the Intersolve agreement pursuant to the confidentiality provisions of the agreement which prohibit Symbid from making the Intersolve agreement public.

Risk Factors, page 33

Delay in the implementation of the JOBS-act in the United States could negatively affect our business plan and future growth prospects, page 28

21.

Please provide a risk factor that addresses the risk that your platform, operations and organizational structure may not comply with regulations governing equity crowdfunding in the United States.

Response:  In response to the Staff’s comment, the Company has added the requested risk factor to the Amendment.

Our intellectual property is owned by Symbid IP Foundation . . ., page 29

22.

Please revise to remove the mitigating language that “this risk is extremely small.”

Response:  In response to the Staff’s comment, the Company has removed the mitigating language as requested by the Staff.

Our crowdfunding platform in The Netherlands is operated . . ., page 29

23.

Please revise to clarify that because the company owns no equity interest in Symbid Coöperatie U.A., it has no right to receive any distributions from that entity, and the revenues from Symbid Coöperatie U.A. come from administrative, success and managements fees it pays to your subsidiary.

Response:  In response to the Staff’s comment, the Company has revised the risk factor disclosure in the Amendment as requested by the Staff.

We may need additional financing…, page 30

24.

 Your statement that you expect the proceeds from the private placement offering will be sufficient to implement your business plan contradicts statements made elsewhere in the Form 8-K, such as in the description of your planned strategic product roll out on page 13. Please revise this risk factor to address the amount of financing you need to implement specific areas of your business plan.

Response:  In response to the Staff’s comment, the Company has revised this risk factor in the Amendment.

Critical Accounting Estimates, page 35

Revenue Recognition

25.

We note your response to comment 37. Please revise your disclosure to clarify under what circumstances revenue is recognized “at the moment an investment is made”.

Response:  In response to the Staff’s comment, the Company has modified its disclosure in the introductory paragraph to the Revenue Recognition discussion in the Amendment so that the disclosure refers to the more detailed discussion directly below the introductory paragraph.

26.

Further, please clarify whether any portion of the administration fee charged to investors for investments is refundable in the event an investor requests a refund from Intersolve. Please revise your disclosure to distinguish between this fee and the refund fee.

Response:  In response to the Staff’s comment, the Company has revised its disclosure in the Amendment to indicate that the administration fee is non-refundable.

April 9, 2014

27.

We note your response to comment 39. You state that “in general” revenue is recognized when the services have been rendered. Please clarify whether there are circumstances when revenue might be recognized before services have been rendered.

Response:  In response to the Staff’s comment, the Company has revised the wording in question.  To the Company’s knowledge, there would be no circumstances under which revenue would be recognized before services have been rendered.

Item 9.01 Financial Statements and Exhibits, page 52

28.

We note the disclaimer you include prior to the exhibits list, including your statement that “they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements.” Please revise to remove any potential implication that the exhibits do not constitute public disclosure under the federal securities laws.

Response:  In response to the Staff’s comment, the Company has revised the disclaimer disclosure to comply with the Staff’s comment above.

29.

We also note your disclosure that the representations and warranties in the exhibits “were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments” and “may not describe the actual state of affairs as of the date they were made or at any other time.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether any additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Form 8-K not misleading.

Response:  In response to the Staff’s comment, the Company acknowledges that, notwithstanding the inclusion of the general disclaimer on page 56 of the Amendment, the Company is responsible for considering whether any additional specific disclosures are required so that the Form 8-K (as amended) taken as a whole, including its exhibits, does not contain any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  At this time, the Company has concluded that no such additional disclosures are required.

Financial Statements

Consolidated Balance Sheets, page F-3

30.

We note your response to comment 43. You do not appear to have provided footnote disclosure for your prepaid expenses and current assets balance at December 31, 2012. Please revise or advise us.

Response:  In response to the Staff’s comment, the Company has added the additional footnote disclosure for prepaid expenses and current assets balance at December 31, 2012.

Consolidated Statements of Changes in Equity, page F-6

31.

There appears to be an error in your presentation of Additional Paid-In Capital. Please revise to reconcile to your Balance Sheets.

Response:  In response to the Staff’s comment, the Company has revised the presentation of Additional Paid-in Capital.

6- Deferred Government Grants, page F-14

32.

We note your response to comment 46. Please explain the nature of the arrangements underlying the government grants in more detail. In particular, explain what products or services the company must deliver to earn the awards, and whether this is likely to be an ongoing source of income in the future. Also, please tell us what consideration you gave to the examples provided in ASC 808-10-55 in determining the classification of the government grants as revenue.

April 9, 2014

Response:  In response to the Staff’s comment, the Company has expanded the footnote disclosure on the deferred government grants.

33.

Further, we note from your disclosure on page F-12 that Scoop has a liability labeled “government subsidy” of $20,199 at December 31, 2012. However, the company reports a liability related to deferred government grants of $42,156 at December 31, 2012. Please clarify whether the government grant award discussed in this footnote relates to Scoop, Symbid B.V., or if separate awards were made to each entity.

Response:  In response to the Staff’s comment, the Company has revised its disclosure to clarify there were separate awards made to each entity.

Condensed Consolidated Statements of Cash Flows, Page F-21

34.

You appear to have removed the label “unaudited”, as well as the heading noting that the columns relate to the nine month periods ending September 30. Please revise or advise us.

Response:  In response to the Staff’s comment, the Company has inserted the label ‘unaudited’ as well as the heading noting of the columns.

4 - Prepaid Expenses and Other Current Assets, page F-26

35.

Please expand your disclosure to explain the nature of your “VAT return” assets, including how they arise, any process related their settlement, whether there is any risk of recovery related to these assets, and the general timing between when they are acquired and when they are settled.

Response:  In response to the Staff’s comment, the Company has expanded its disclosure to explain the nature of VAT in the Netherlands.

If you have any questions with respect to this letter, please contact me at 212-400-6900.  Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc:

Gregory Dundas, Attorney-Advisor

Kathleen Krebs, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

Korstiaan Zandvliet, Chief Executive Officer

Maarten van der Sanden, Chief Financial Officer

Symbid Corp.